January 24, 2008


Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

RE: TRINITY BIOTECH PLC
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
FILED MAY 8, 2007
FILE NO. 000-22320

Dear Mr. Rosenberg,

Following a telephone discussion with Ms. Kei Ino, Staff Accountant with the SEC on December 7, 2007, please find some additional information to that which was provided in our letters dated September 28, 2007 and November 8, 2007, which were in response to your letter dated August 24, 2007.

26. BUSINESS COMBINATIONS

ITEM 18 FINANCIAL STATEMENTS, PAGE 54, NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2006 ACQUISITIONS, PAGE 96

2. TO ASSIST US IN EVALUATING, FOR US GAAP PURPOSES, YOUR ACCOUNTING FOR THE HAEMOSTASIS PRODUCT LINE ACQUIRED FROM BIOMERIEUX AS A BUSINESS COMBINATION UNDER SFAS141 RATHER THAN AS AN ASSET ACQUISITION, PLEASE PROVIDE US AN ANALYSIS UNDER PARAGRAPH SIX OF EITF 98-3 TO DEMONSTRATE HOW THE HAEMOSTASIS PRODUCT LINE CONSTITUTES A BUSINESS. YOUR ANALYSIS SHOULD INCLUDE A LIST OF INPUTS, PROCESSES AND OUTPUTS THAT WERE TRANSFERRED IN ORDER TO CONTINUE NORMAL OPERATIONS AND SUSTAIN A REVENUE STREAM. IF ANY ELEMENT OF INPUTS, PROCESSES AND OUTPUTS AS LISTED UNDER EITF 98-3 IS MISSING PROVIDE US A DISCUSSION AS TO HOW THE MISSING ELEMENT IS NOT REQUIRED IN CONTINUING NORMAL OPERATIONS.

ADDITIONAL INFORMATION FROM TRINITY BIOTECH PLC:

As part of the acquisition accounting for bioMerieux the Company was required to value identifiable intangible assets. Based on the criteria outlined in IFRS 3 and SFAS 141 two specific intangible assets were identified: customer relationships and developed technology. In order to assist in this process the Company commissioned an independent valuation specialist, Deloitte Financial Advisory Services LLP ("Deloitte") to perform the valuation of these assets. The following outlines the

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valuation methodology employed and represents the standard methodology employed by Deloitte for such valuations.

CUSTOMER RELATIONSHIPS

Customer relationships were valued using an excess earnings methodology under the income approach. This methodology calculates the net present value of the future cashflows expected to be earned from those customers acquired as part of the acquisition.

Revenues were projected forward for a period of 12 years from the date of acquisition. These projections assumed a 7% annual level of customer attrition. This assumption was based on the historic level of customer attrition during the three and one half year period immediately prior to the acquisition. The information required for this calculation was provided by bioMerieux and consisted of detailed sales records by customer for the period in question.

In order to arrive at the cash generated from the customers, assumptions were made for cost of goods sold and general and administrative expenses. These were based on the respective costs being incurred by bioMerieux at the time of acquisition.

In addition to the above expenses, a number of contributory asset charges have been made against the above cashflows. These contributory asset charges are included to ensure that the Company receives sufficient cashflows to provide a fair return on the other assets employed in the business. The following contributory asset charges were included in the valuation of the customer relationships:
        o    Trade name
        o    Developed technologies
        o    Fixed assets
        o    Working capital, and
        o    Work force

Trade name

A return on a trade name was used in the valuation to reflect a fair return associated with the use of a trade name in marketing the Company's products. This is notwithstanding that Trinity Biotech plc did not acquire the bioMerieux trade name but for valuation purposes it was appropriate to assume that the use of a trade name would be necessary in order to compete effectively in the market place. The charge for the use of a trade name was assumed to be 1% of revenues (based on market rates).

Developed Technologies

A charge was taken for developed technologies (see below for the separate valuation of such technologies). The rationale for this charge is that the underlying technology plays an important role in attracting customers to the Company. The charge is based on a market based royalty rate for the use of technology and is consistent with the royalty rates used in the valuation of the developed technology intangible asset (see below).


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Fixed Assets

A charge is taken to reflect a fair return on the fixed assets employed in the business. In calculating this return it was assumed that the assets were 60% funded by debt and 40% funded by equity. This was reflective of how companies typically finance the purchase of such assets. The after tax return used was 11%, which equates to a charge of approximately 0.55% of revenues.

Working Capital

Similar to the fixed asset charge, the working capital charge reflects a fair return on the working capital employed in the business. The rate of return used was the prime rate at the acquisition date plus 200 basis points (i.e. a reasonable premium to the prime rate to reflect the rate at which the assets comprising the working capital balance could be securitized). This resulted in an after tax return of 6.1%, which equates to a charge of approximately 2% of revenues.

Workforce

A charge is taken for the Company's assembled workforce. The value of the work force has been calculated using a cost approach whereby the cost of recreating a comparable workforce is calculated. This includes the cost of recruiting and training a new work force and the cost of lower productivity during the initial training period. The charge amounted to 2.5% of revenues.

After taking into account each of the above the company had derived the future cashflows expected to be generated from the acquired customers. A tax rate of 39.5% was then applied and the after tax cashflows were then discounted using a discount rate reflective of the risks inherent in the acquired business. This discount rate was calculated using the Capital Assets Pricing Model (CAPM). As a final step in the valuation process, the tax amortization benefit of the intangible asset (i.e. the customer relationship) was calculated.

Based on the above, the Company valued the customer relationships at the time of acquisition at $6.2m.

DEVELOPED TECHNOLOGY

As part of the acquisition of bioMerieux, Trinity Biotech plc acquired technology associated with reagents and instruments. Whilst some of the technology is protected by patents, which were transferred to Trinity Biotech plc, the technology acquired primarily consists of know how associated with the manufacture of the products. This is particularly the case with respect to the reagent technology acquired.

The value of the acquired technology was calculated using a relief-from-royalty method. This method assumes that the value of the technology can be estimated by calculating what royalty would have to be paid to a third party owner of technology for its use if the Company did not own the technology. Thus the value of the asset is the saving that the acquirer enjoys by virtue of owning the technology rather than having to pay a royalty to a third party technology owner. Royalty payments are calculated for the expected life of the technology and the after tax amount discounted using an appropriate risk based discount rate. As in the case of customer relationships as the final step in the valuation process, the tax amortization benefit of the intangible asset (i.e. the customer relationship) was calculated.


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In determining what royalty rate to use, a range of known royalty rates within the industry were examined, which showed comparable royalties in the range of 2.5% to 7%.

For reagent technology, a royalty rate of 4%, or approximately the mid-point of royalty rates observed, was used for the purposes of the valuation. It was assumed that this royalty would be payable over the remaining life of the technology. For the purposes of calculating this royalty it was assumed that the revenues from the technology would remain constant for first 10 years, and would then taper off over the next five years as the technology is replaced by new and alternative technologies. Based on this, the valuation assigned to reagent technology was $4.9 million.

With respect to instrument technology, a lower royalty rate of 3% and a shorter life (3 years) was assumed as the technology in question was older and was expected to be superceded by new instrument technology. Consequently the valuation assigned to instrument technology was $50,000.

As previously mentioned to you, Trinity Biotech plc announced on December 7, 2007 that it was undertaking a Group restructuring and this will be accounted for in the 2007 financial statements. We are currently in the process of finalising our accounting for this restructuring. We furnished our press release on this planned action on Form 6-K on December 17, 2007.

As part of its response to the request for further information, Trinity Biotech plc acknowledges the following:

     o Trinity Biotech plc is responsible for the adequacy and accuracy of the disclosure in this filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Trinity Biotech plc may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any queries please contact me at +353 1 2769864.

Yours sincerely

/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Trinity Biotech plc.